Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Nine months ended		For the Year Ended December 31,
	9/30/2018	9/30/2017	2017	2016	2015	2014	2013
Including Interest on Deposits:
Earnings:
Net income	$26,614	$20,640	$25,528	$19,079	$12,973	$10,428	$7,004
Income tax expense	5,913	13,789	21,269	13,489	8,996	7,137	5,310
Fixed charges	14,045	10,350	13,938	11,708	6,936	4,522	3,367
Total earnings before income taxes and fixed charges	$46,572	$44,779	$60,735	$44,276	$28,905	$22,087	$15,681

Fixed charges:
Deposit interest expense	$10,295	$7,601	$10,272	$8,944	$6,935	$4,517	$3,362
Borrowed funds interest expense	3,750	2,749	3,665	2,763	1	6	6
Total fixed charges	$14,045	$10,350	$13,938	$11,708	$6,936	$4,522	$3,367
Ratio of earnings to fixed charges	3.32	4.33	4.36	3.78	4.17	4.88	4.66

Excluding Interest on Deposits:
Earnings:
Net income	$26,614	$20,640	$25,528	$19,079	$12,973	$10,428	$7,004
Income tax expense	5,913	13,789	21,269	13,489	8,996	7,137	5,310
Fixed charges	3,750	2,749	3,665	2,763	1	6	6
Total earnings before income taxes and fixed charges	$36,277	$37,178	$50,462	$35,331	$21,970	$17,571	$12,320

Fixed charges:
Interest expense (excluding deposits)	$3,750	$2,749	$3,665	$2,763	$1	$6	$6
Total fixed charges	$3,750	$2,749	$3,665	$2,763	$1	$6	$6
Ratio of earnings to fixed charges	9.67	13.52	13.77	12.79	18,810.08	3,129.23	2,166.29